SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                               (Amendment No. 2)*

                          Emisphere Technologies, Inc.
    ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
    ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    291345106
           ---------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2008
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 291345106                                       13G                                       Page 2 of 9 Pages

--------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS: Brandon Fradd I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a)     |_|
                                                                                        (b)     |X|
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES   5.    SOLE VOTING POWER                                                                 280,713
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                                                                1,913,728
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                                               280,713
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                                                           1,913,728
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      2,194,441

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      7.2%
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*                                                                 IN
--------------------------------------------------------------------------------------------------------------------

                                      -2-




CUSIP No. 291345106                                       13G                                       Page 3 of 9 Pages

--------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS: Apollo Medical Fund Management L.L.C. I.R.S.
        IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 13-3854668
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a)  |_|
                                                                                        (b)  |X|
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES   5.    SOLE VOTING POWER                                                                       0
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                                                                1,424,542
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                                                     0
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                                                           1,424,542
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      1,424,542

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      4.7%
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*                                                                 CO
--------------------------------------------------------------------------------------------------------------------

                                      -3-





CUSIP No. 291345106                                       13G                                       Page 4 of 9 Pages


------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS: Apollo Medical Partners, L.P. I.R.S.
        IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 13-3854666
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                        (a)    |_|
                                                                                        (b)    |X|
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
 NUMBER OF SHARES   5.    SOLE VOTING POWER                                                                     0
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                    6. SHARED VOTING POWER                                                              1,424,542
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                                                                   0
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                                                         1,424,542
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                    1,424,542

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                    4.7%
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*                                                               PN
------------------------------------------------------------------------------------------------------------------


Item 1(a).        Name of Issuer:

                           Emisphere Technologies, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           765 Old Saw Mill River Road
                           Tarrytown, New York   10591

Item 2(a).        Name of Persons Filing:

                           Brandon Fradd
                           Apollo Medical Fund Management L.L.C.
                           Apollo Medical Partners, L.P.
                           (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting Persons is:

                           68 Jane Street
                           Suite 2E
                           New York, New York   10014

Item 2(c).        Citizenship:

                           Mr. Fradd is a citizen of the United States of America. Apollo Medical Fund Management L.L.C. is organized in Delaware. Apollo Medical Partners, L.P. is organized in Delaware.

Item 2(d).        Title of Class of Securities:

                           Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                           291345106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                                                                 Not Applicable

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15
                 U.S.C. 78c);
         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940; (15 U.S.C. 80a-8)
         (e) [ ] Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)
                 (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d(Y)1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
         (k) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(K);

          If filing as a non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.  Ownership.

   A.  Brandon Fradd

   (a)  Amount beneficially owned:                                     2,194,441
   (b)  Percent of Class:                                                   7.2%
   (c)   Number of shares as to which such person has:

       (i)  Sole power to vote or direct the vote:                       280,713
       (ii) Shared power to vote or to direct the vote:                1,913,728
       (iii)Sole power to dispose or direct the disposition of:          280,713
       (iv) Shared power to dispose or to direct the disposition of    1,913,728


   B. Apollo Medical Fund Management L.L.C.

   (a)  Amount beneficially owned:                                     1,424,542
   (b)  Percent of Class:                                                   4.7%
   (c)   Number of shares as to which such person has:

       (i)  Sole power to vote or direct the vote:                             0
       (ii) Shared power to vote or to direct the vote:                1,424,542
       (iii)Sole power to dispose or direct the disposition of:                0
       (iv) Shared power to dispose or to direct the disposition of:   1,424,542


   C. Apollo Medical Partners, L.P.

   (a)  Amount beneficially owned:                                     1,424,542
   (b)  Percent of Class:                                                   4.7%
   (c)   Number of shares as to which such person has:

       (i)  Sole power to vote or direct the vote:                             0
       (ii) Shared power to vote or to direct the vote:                1,424,542
       (iii)Sole power to dispose or direct the disposition of:                0
       (iv) Shared power to dispose or to direct the disposition of:   1,424,542

         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Brandon Fradd beneficially owns 2,194,441 shares of the Issuer's Common Stock, $.01 par value per share ("Common Stock"), representing 7.2% of the Common Stock and Apollo Medical Fund Management L.L.C. ("Apollo Management") and Apollo Medical Partners, L.P. ("Apollo L.P.") beneficially own 1,424,542 shares of the Issuer's Common Stock representing 4.7% of the Common Stock. Mr. Fradd directly owns 280,713 shares of Common Stock and indirectly owns 1,913,728 shares of Common Stock in his capacity as (i) the sole principal of Apollo Management, which in turn is the general partner for Apollo L.P., (ii) the chief executive officer with sole control of Apollo Equity Management, Inc., a Delaware corporation, which in turn acts as the investment manager for Apollo Medical Offshore Partners, Ltd. ("Apollo Ltd."), an exempt company incorporated in the Bahamas and (iii) the manager of several separate accounts (collectively, the "Separate Accounts") on a discretionary basis.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|*

                           *Apollo Medical Fund Management  L.L.C. and Apollo
                            Medical Partners L.P. have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Each of Apollo L.P., Apollo Ltd., and the Separate Accounts have the right to receive dividends and the proceeds from the sale of the shares of Common
                           Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

                                     /s/ Brandon Fradd
                                     -----------------------------------------
                                     Brandon Fradd



                                     APOLLO MEDICAL FUND MANAGEMENT , L.L.C.


                                     By: /s/ Brandon Fradd
                                         -------------------------------------
                                     Name: Brandon Fradd
                                     Title:  Managing Member



                                     APOLLO MEDICAL PARTNERS, L.P.


                                     By: Apollo Medical Fund Management L.L.C.,
                                              its general partner


                                     By: /s/ Brandon Fradd
                                         ---------------------------------------
                                     Name: Brandon Fradd
                                     Title:  Managing Member





                                  EXHIBIT INDEX


Exhibits
--------

1. Joint Filing Agreement, dated February 17, 2009, among Brandon Fradd, Apollo Medical Fund Management L.L.C., and Apollo Medical Partners, L.P.

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of Emisphere Technologies, Inc. is filed jointly on behalf of each of them.

Dated:  February 17, 2009


                                  /s/ Brandon Fradd
                                  ----------------------------------------------
                                  Brandon Fradd



                                  APOLLO MEDICAL FUND MANAGEMENT , L.L.C.


                                  By: /s/ Brandon Fradd
                                      ----------------------------------------
                                  Name:   Brandon Fradd
                                  Title:  Managing Member



                                  APOLLO MEDICAL PARTNERS, L.P.


                                  By: Apollo Medical Fund Management L.L.C.,
                                      its general partner


                                  By: /s/ Brandon Fradd
                                      ----------------------------------------
                                  Name:   Brandon Fradd
                                  Title:  Managing Member

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